EXHIBIT 99.1

B Communications Ltd. Condensed Consolidated Interim Financial Statements March 31, 2015 (Unaudited)

B Communications Ltd.

Condensed Consolidated Interim Financial Statements (unaudited)

Contents

Review Report to the Shareholders of B Communications Ltd.

Introduction
We have reviewed the accompanying financial information of B Communications Ltd. and its subsidiary (hereinafter - “the Group”), comprising of the condensed consolidated interim statement of financial position as at March 31, 2015 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for Qualified Conclusion
The condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows do not include comparative data for a three-month period ended on March 31, 2014 as required by IAS 34.

Qualified Conclusion
Based on our review, except for the information included in the preceding paragraph, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

Somekh Chaikin
Certified Public Accountants (Isr.)

May 21, 2015

B Communications Ltd.

Condensed Consolidated Statements of Financial Position

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note 2C)
	March 31	March 31	December 31
	2015	2015	2014
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	1,196	301	713
Restricted cash	17	4	65
Investments, including derivatives	3,466	871	3,102
Trade receivables, net	2,290	575	2,227
Other receivables	274	69	243
Inventory	87	22	96
Assets classified as held-for-sale	85	21	52

Total current assets	7,415	1,863	6,498

Investments, including derivatives	331	83	271
Long-term trade and other receivables	542	136	566
Property, plant and equipment	7,365	1,851	6,572
Intangible assets	8,536	2,145	5,908
Deferred and other expenses	365	91	364
Broadcasting rights	460	116	-
Investment in equity-accounted investee	29	7	1,057

Total non-current assets	17,628	4,429	14,738

Total assets	25,043	6,292	21,236

The accompanying notes are an integral part of these condensed consolidated financial statements.

 B Communications Ltd.

Condensed Consolidated Statements of Financial Position (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note 2C)
	March 31	March 31	December 31
	2015	2015	2014
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Audited)
Liabilities
Bank loans and credit and debentures	2,043	513	1,501
Trade payables	1,075	270	664
Liability to an affiliate	781	196	-
Other payables including derivatives	1,041	261	741
Current tax liabilities	747	188	671
Provisions	84	21	62
Employee benefits	274	70	259
Total current liabilities	6,045	1,519	3,898

Bank loans and debentures	13,694	3,440	12,357
Employee benefits	238	60	233
Other liabilities	276	69	256
Provisions	69	17	69
Deferred tax liabilities	807	204	835
Total non-current liabilities	15,084	3,790	13,750

Total liabilities	21,129	5,309	17,648

Equity
Total equity attributable to equity holders
of the Company	1,014	255	961
Non-controlling interests	2,900	728	2,627

Total equity	3,914	983	3,588

Total liabilities and equity	25,043	6,292	21,236

Date of approval of the financial statements: May 21, 2015

/s/ Doron Turgeman	/s/ Itzik Tadmor
CEO	Principal Financial Officer

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Condensed Consolidated Statements of Income

(In millions, except per share data)

		Three months period ended
		March 31
			Convenience
			translation
			into
			U.S. dollars
		2015	2015
		NIS	US$
	Note	(Unaudited)	(Unaudited)
Revenues	7	2,174	546

Cost and expenses
Depreciation and amortization		439	110
Salaries		439	110
General and operating expenses	8	801	201
Other operating income, net	9	(11)	(2)

		1,668	419

Operating income		506	127

Financing expenses (income)
Finance expenses		249	49
Finance income		(152)	(25)

Financing expenses, net		97	24

Income after financing expenses, net		409	103

Share in income equity-accounted investee		16	4

Income before income tax		425	107

Income tax		119	30

Net income for the period		306	77

Income attributable to:
Owners of the company		48	12
Non-controlling interests		258	65

Net income for the period		306	77

Earnings per share
Basic income per share		1.60	0.40
Diluted income per share		1.57	0.39

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Condensed Consolidated Statements of Comprehensive Income

(In millions)

	Three months period ended
	March 31
		Convenience
		translation
		into
		U.S. dollars
	2015	2015
	NIS	US$
	(Unaudited)	(Unaudited)

Net income for the period	306	77

Items of comprehensive income
(loss), net of tax (including hedge
transactions and actuarial gains)	17	4

Total comprehensive income for the period	323	81

Attributable to:
Owners of the Company	53	13
Non-controlling interests	270	68

Total comprehensive income for the period	323	81

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.
Condensed Consolidated Statements of Changes in Equity

(In millions except share data)

	Attributable to owners of the Company
	Share capital
											translation
									Non-		Into U.S.
	Number of		Share	Treasury		Other	Retained		Controlling	Total	dollars
	Shares(1)	Amount	premium	Shares		reserves (2)	earnings	Total	interests	equity	(Note 2C)
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS	US$
For the three months period ended
March 31, 2015 (unaudited)

Balance as at January 1, 2015 (audited)	29,889,045	3	1,057	(*	)	(122)	23	961	2,627	3,588	901
Exercise of options in a subsidiary	-	-	-	-		-	-	-	3	3	1

Other comprehensive income, net of tax	-	-	-	-		5	-	5	12	17	4
Net income for the period	-	-	-	-		-	48	48	258	306	77
Comprehensive income for the period	-	-	-	-		5	48	53	270	323	81

Balance as at March 31, 2015
(unaudited)	29,889,045	3	1,057	(*	)	(117)	71	1,014	2,900	3,914	983

(1)	Net of treasury shares.
(2)	Including reserve from transaction with non-controlling interest.

*	Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows

(In millions)

	Three months period ended
	March 31
		Convenience
		translation
		into
		U.S. dollars
	2015	2015
	NIS	US$
	(Unaudited)	(Unaudited)
Cash flows from operating activities

Net income for the period	306	77

Adjustments:
Depreciation and amortization	439	110
Profit from consolidation of investee	(12)	(3)
Share of profit of equity accounted investees	(16)	(4)
Finance expenses, net	127	32
Capital gain, net	(5)	(1)
Income tax expenses	119	30
Other	(1)	(* )

Change in inventory	9	2
Change in trade and other receivables	84	21
Change in trade and other payables	(45)	(11)
Changes in provisions	3	1
Changes in employee benefits	4	1
Net income tax paid	(66)	(17)

Net cash provided by operating activities	946	238

Cash flows from investing activities

Purchase of property, plant and equipment	(302)	(76)
Investment in intangible assets and deferred expenses	(66)	(17)
Proceeds from the sale of property, plant and equipment	13	3
Decrease in restricted cash	48	12
Change in investments, net	(343)	(86)
Proceeds from disposal of investments	(4)	(1)
Obtaining control over investee	299	75
Other	6	2

Net cash used in investing activities	(349)	(88)

*           Represents an amount less than $1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows (cont’d)

(In millions)

	Three months period ended
	March 31
		Convenience
		translation
		into
		U.S. dollars
	2015	2015
	NIS	US$
	(Unaudited)	(Unaudited)
Cash flows from financing activities

Repayment of debentures and loans	(74)	(19)
Interest paid	(43)	(11)
Others	3	1

Net cash used in financing activities	(114)	(29)

Net increase in cash and cash equivalents	483	121

Cash and cash equivalents as at the beginning of the period	713	179

Cash and cash equivalents as at the end of the period	1,196	301

The accompanying notes are an integral part of these condensed consolidated financial statements.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

B Communications Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at and for the three months period ended March 31, 2015 include the accounts of the Company and its subsidiaries. The Company is a majority-owned subsidiary of Internet Gold - Golden Lines Ltd. (“IGLD” or “Internet Gold”) and its ultimate parent is Eurocom Holdings (1979) Ltd. (“Eurocom”).

On April 14, 2010, the Company completed the acquisition of 30.44% of the outstanding shares of Bezeq - The Israel Telecommunications Corp. Limited (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel Aviv Stock Exchange.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended 31 December, 2014. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2014 ("annual financial statements").

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 21, 2015.

B.	Use of estimates and judgment

Preparing the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Other than the contents of Note 3, in preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont'd)

B.	Use of estimates and judgment (cont'd)

Below is information about significant estimates and judgments for which changes in the assessments and assumptions could potentially have a material effect on the financial statements, in addition to the information in Note 2.F to the annual financial statements:

Subject	Principal assumptions	Possible effects	Reference
Fair value measurement of the Company's investment in DBS prior to gaining control in DBS	Assumption of expected cash flows from the operations of DBS, discount rate and market participant assumptions.	Change in profit/loss from gaining control	Note 4
Attribution of excess cost arising from acquisition of control in DBS	Assumption of expected cash flows from identifiable assets in the business combination, timing of recognition, and scope of the deferred tax asset for carry forward losses	Change in the value of identifiable tangible and intangible assets in the business combination and changes in the value of goodwill	Note 4
Fair value measurement of contingent consideration in a business combination	Assumption of expected cash flows and assumption of DBS's losses for tax purposes.	Change in the value of a liability for contingent consideration recognized in a business combination	Note 4 and Note 10.3

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at March 31, 2015, have been presented in dollars, translated at the representative rate of exchange as at March 31, 2015 (NIS 3.98 = US$ 1.00). The dollar amounts presented in these condensed consolidated interim financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Accounting policy for new transactions or events

In view of consolidation of DBS in these financial statements for the first time, as described in Note 4.2, below is a description of the accounting policy implemented in these condensed consolidated interim financial statements:

A.	The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

B.
The Group recognized goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

C.
The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree''s equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

D.
In a step acquisition, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.

E.
The Group implements the anticipated acquisition method, whereby it undertook to acquire the equity instruments of a subsidiary in return for cash or another financial asset. The commitment to acquire a subsidiary's equity instruments is recognized as a financial liability at the present value. The commitment is recognized at the agreement date, if the preconditions to the agreement are not under the Group's control.

Based on the anticipated acquisition method, non-controlling interests are derecognized at the recognition date of the commitment to acquire the subsidiary's equity instruments. Accordingly, the Group's share in the subsidiary's equity and operating expenses includes the share of the holders of non-controlling interests.

F.
Costs associated with the acquisition that were incurred by the acquirer in the business combination such as advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

Note 4 - Group entities

A detailed description of the Group entities appears in Note 11 to the Company's annual financial statements as at December 31, 2014. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

Business combination with DBS Satellite Services (1998) Ltd. ("DBS") that occurred in the period

A.
As described in Note 11.A.2 to the annual financial statements, Bezeq holds 49.78% of the share capital of DBS and it holds options that confer the right to 8.6% in DBS shares, which Bezeq was unable to exercise. Accordingly, Bezeq accounted for its investment in DBS in accordance with the equity method.

On March 26, 2014, Bezeq received the decision of the Antitrust Authority, according to which, under the terms set out in the decision, the merger between Bezeq and DBS ("the Merger") will be permitted.

Further to the aforesaid, on February 10, 2015, Bezeq's Board of Directors' subcommittee that was established for this matter, Bezeq's audit committee and Bezeq's Board of Directors approved the Bezeq's engagement in a transaction with Eurocom DBS. In the transaction, Bezeq will acquire the entire holdings of Eurocom DBS in DBS ("the Acquisition Transaction"), which at this date represented 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. It was further decided that prior to the Acquisition Transaction, Bezeq and DBS will accept the merger terms and Bezeq will exercise the option granted, at no cost, for the allotment of DBS shares at a rate of 8.6% of the issued capital of DBS.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

Under the terms of the acquisition transaction, Bezeq will pay Eurocom DBS NIS 680 in cash on the closing date, against acquisition of the shares and shareholder loans. Eurocom DBS will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 will be paid in accordance with the tax synergy and the second additional consideration of up to NIS 170 will be paid in accordance with the business results of DBS in the next three years.

On March 23, 2015, the general meeting of Bezeq's shareholders approved the acceptance of the merger terms and exercise of the option, and Bezeq's engagement in the Acquisition Transaction, as described above. Subsequently, Bezeq and DBS announced the acceptance of the merger terms, and on March 25, 2015, bezeq exercised the option and it was allotted DBS shares at a rate of 8.6% of the issued capital of DBS, as from this date, Bezeq holds 58.4% of DBS.

Bezeq's engagement in the transaction with Eurocom DBS for acquisition of the entire holdings of Eurocom DBS in DBS is subject to the approval of the Ministry of Communications, which has not yet been completed. At this stage, the agreement with Eurocom DBS has been extended by 90 days. In accordance with the agreement, each party to the agreement has the right to extend the agreement by 90 days.

B.
An increase in the rate of Bezeq's holding in DBS to 58.4% constitutes acquisition of control in DBS, therefore, Bezeq consolidates the financial statements of DBS as from March 23, 2015 (the date that the general meeting approved exercise of the option to DBS shares by Bezeq). In view of Bezeq's holding of 49.78% of DBS shares prior to gaining control, the acquisition transaction was accounted for as a step acquisition.

The binding agreement between Bezeq and Eurocom DBS for acquisition of the entire holdings of Eurocom DBS in DBS is contingent on obtaining the approval of the Ministry of Communications, which has not yet been received, therefore, as at March 31, 2015, the transaction for acquisition of 100% of the rights in DBS has not yet been completed, as stated above.

As at the date of the business combination, a liability of NIS 680 to Eurocom DBS was recognized. This amount includes the fair value of the outstanding shareholder loans of NIS 183 from Eurocom DBS to DBS. In addition, a liability of NIS 101 was recognized for contingent consideration as described in Note 10, Financial Instruments. Therefore, the total liability to Eurocom DBS recognized in the statement of financial position amounts to NIS 781.

Accordingly, as from the date of the business combination, Bezeq consolidates the full results of DBS and the statement of changes in equity does not include the share of non-controlling interests in DBS.

C.
At the date of the business acquisition, Bezeq presented its investment in shares, share options and loans to DBS prior to acquisition of control, according to their fair value based on a valuation by an independent assessor whose opinion is attached to Bezeq's financial statements as at March 31, 2015. In accordance with the valuation, the value of Bezeq's investments prior to acquisition of control is estimated at NIS 1.076 billion. Accordingly, Bezeq recognized a profit of NIS 12 from the gain of control under other operating income in the statement of income for the three months ended March 31, 2015.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

The valuation was based on the income approach, whereby the discounted cash flow method (DCF) was applied on the basis of the forecasted cash flow for 2015 through to 2019. The cash flow forecast is based on the results of DBS for 2011-2014 and the three months ended March 31, 2015. In the valuation, it was assumed that the market share of DBS is expected to remain stable and will be 42%-43% throughout the years of the forecast. It was also assumed that gradual erosion in the ARPU of DBS is expected between 2015 and 2018, while in 2019 and thereafter, it is expected that a fixed nominal ARPU will be maintained. The revenue forecast was based on the forecast of the number of subscribers, average income and competition in the market.

Assumed cost of capital: 8.5% (net of tax). In addition, it was assumed that the permanent growth will be 1%.

The valuation was based on assumptions regarding a participant in the relevant market that might acquire Bezeq's holdings in DBS and does not take into account the specific operational and tax synergies between the companies.

D.	Identifiable assets and liabilities acquired (according to provisional amounts set out below):

March 23, 2015
(Unaudited)
NIS
Cash and cash equivalents	299
Trade and other receivables	184
Broadcasting rights	449
Property, plant and equipment	801
Intangible assets (including excess cost attributed to customer relations and brand as described below)	1,284
Debentures, loans, and borrowings (including excess cost attributed to debentures as described below)	(1,947)
Trade payables and other liabilities	(632)
Contingent liabilities (including excess cost attributed to contingent liabilities as described below)	(19)
Identifiable assets, net	419

Bezeq carried out temporary attribution of the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination, due to the proximity of the gain of control to the date of the financial statements. Temporary attribution was based on the valuation performed by an independent assessor whose opinion is attached to Bezeq's financial statements as at March 31, 2015.

As at the approval date of these financial statements, the excess cost amounted to NIS 2,405. Bezeq has not yet completed measurement of the tax asset, to the extent that it concludes that it should be recognized. In addition, goodwill arising on acquisition has not yet been attributed to the Group's operating segments.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

The excess cost that was determined provisionally was attributed as follows:

March 23, 2015
(Unaudited)
NIS
Customer relations (see section A below)	790
Brand (see section B below)	347
Goodwill (see section C below)	1,438
Total excess cost attributed to intangible assets	2,575
Debentures (see section D below)	(160)
Contingent liabilities (see section E below)	(10)
Total excess cost	2,405

1.
Customer relations: The valuation was based on the income approach, using the multi-period excess earning method. Under this approach, the value of the asset is derived from the present value of the cash flows that are expected to arise from it over the remaining economic life of the asset. Amortization will be based on the customer churn rate.

2.
Brand value: The valuation was prepared in accordance with the relief from royalty method. In accordance with this method, the value of the asset is estimated as the present value of the appropriate royalty that the entity would have to pay a third party for the use of the asset, if the company did not own it. The useful life of the brand assumed in the model is 12 years.

3.	Goodwill: Following the acquisition of control, goodwill was recognized as follows:

March 23, 2015
(Unaudited)
NIS
Consideration value	781
Fair value of the investment in DBS prior to the acquisition	1,076
Less the fair value of net identifiable assets	(419)
Goodwill	1,438

The amount of goodwill was estimated provisionally and includes the cash consideration and the contingent consideration to Eurocom DBS for the amount expected to be paid to the holders of non-controlling interests.

4.	Debentures: The excess cost reflects the fair value of the debentures at the acquisition date based on a capitalization rate of 1.9%-2.3%.

5.	Contingent liabilities: The excess cost represents a present obligation arising from a class action filed by DBS customers.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

E.
Bezeq's management estimates that had the business combination taken place on January 1, 2015, the revenue in the consolidated statement of income would have increased by NIS 434  and there would have been no significant change in consolidated profit. When determining the amounts, Bezeq's management assumed that the fair value adjustments at the date of the business combination, which were determined provisionally, are the same as the adjustments that would have been received had the business combination taken place on January 1, 2015.

F.
Since the beginning of its operations, DBS has accumulated considerable losses. In 2014, DBS recorded a loss of NIS 322. As a result of these losses, as at March 31, 2015, DBS had an equity deficit and a working capital deficit of NIS 4,667 and NIS 525, respectively.

G.
As at March 31, 2015, DBS is in compliance with the financial covenants established under the financing and debenture agreements. As at March 31, 2015, DBS is in compliance with the debt/EBITDA ratio covenant established in Deed of Trust B (as at March 31, 2015, the debt/EBITDA ratio was 2.6). Furthermore, DBS is in compliance with the debt/EBITDA ratio covenant set out in Debenture 2012 (as at March 31, 2015, the debt/EBIDTA ratio was 2.5) and the debt/E-C ratio covenant set out in Debenture 2012 (as at March 31, 2015, the debt-E-C ratio was 6.4).

Subsequent to the date of the financial statements, DBS issued additional debentures as described in Note 14 below.

H.
The management of DBS believes that the financing resources available to DBS, which include the working capital deficit, and its debt raising activities, will be sufficient for the operations of DBS for the coming year, based on the forecasted cash flows approved by DBS’s board of directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adjust its operations to preclude the need for additional resources beyond those available to it.

Note 5 - Contingent Liabilities

As at March 31, 2015, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

During the normal course of business, legal claims were pending against the Group companies including claims initiated during the three months ended March 31, 2015 (the “Legal Claims”).

In the opinion of the managements of the Group companies, which in each case is based, among other things, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 80, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond the provision stated above) as at March 31, 2015, due to claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 3.1 billion. There is also an additional exposure of NIS 2.5 billion for claims which cannot yet be assessed.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Contingent Liabilities

In addition, certain motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claims are not stated.

These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section B below.

A.	Following is a detailed description of the Group's contingent liabilities as at march 31, 2015, classified into groups with similar characteristics:

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS
		Unaudited

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of Bezeq in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have broad ramifications in Bezeq.	9	131	-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	40	2,670	456

Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	122	-

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	2	63	-

Claims by the State and Authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	15	35	-

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Contingent Liabilities (cont’d)

A.	Following is a detailed description of the Group's contingent liabilities as at March 31, 2015, classified into groups with similar characteristics (cont’d):

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS
		Unaudited

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	46	*2,000

		80	3,067	2,456

*	A claim filed by shareholders against Bezeq and officers in Bezeq amounting to US$ 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

B.	Subsequent customer claims

Subsequent to the reporting date, claims amounting to NIS 52 were filed against Group companies, and another claim without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 36 came to an end.

Note 6 - Capital and Capital Reserves

	Authorized	Registered and paid up	Authorized	Registered and paid up
	December 31	December 31	March 31	March 31
	2014	2014	2015	2015
	Number of shares		Number of shares

Ordinary shares of NIS 0.1 par value each	50,000,000	29,889,045	50,000,000	29,889,045

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 7 - Revenues

Three months
period ended
March 31
2015
NIS
(Unaudited)
Domestic fixed line communications
Fixed line telephony	395
Internet - infrastructure	383
Transmission and data communication	207
Other services	58
1,043

Cellular
Cellular services and terminal equipment	486
Sale of terminal equipment	224
710

International communications, internet services and NEP	371

Others	50

2,174

Note 8 - General and Operating Expenses

Three months
period ended
March 31
2015
NIS
(Unaudited)
Terminal equipment and materials	226
Interconnectivity and payments to domestic and international operators	212
Maintenance of buildings and sites	150
Marketing and general expenses	121
Services and maintenance by sub-contractors	34
Vehicle maintenance expenses	35
Content services expenses	13
Collection fees	10
801

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 9 - Other Operating Expenses (Income), Net

Three months
period ended
March 31
2015
NIS
(Unaudited)
Profit from consolidation of investee	12
Capital gain from sale of property plant and equipment	5
Total operating income	17

Provision for contingent liabilities, net	6
Total operating expenses	6

Other Operating income, net	(11)

Note 10 - Financial instruments

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 4 to the annual financial statements.

	December 31, 2014		March 31, 2015
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS
Bank loans
Unlinked	2,112	2,292	2,131	2,328
Debentures
Issued to the public (CPI linked)	3,840	4,033	3,808	4,072
Issued to the public (Unlinked)	2,044	2,214	2,052	2,217
Issued to institutional investors (CPI linked)	-	-	1,748	1,908
Issued to institutional investors (US$ linked)	3,073	3,309	3,190	3,386
Issued to institutional investors (unlinked)	403	467	410	480
	11,472	12,315	13,339	14,391

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 10 - Financial instruments (cont'd)

(2)           Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to measure the fair value of investments in ETFs, monetary funds, marketable securities, and forward contracts on the CPI or foreign currency are described in Note 16.E.2 to the annual financial statements. The methods used to measure the fair value of contingent consideration for a business combination are described in section 3 below.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	1,513	-	-	1,513
Marketable securities	879	-	-	879
Derivatives not used in hedging
Forward contracts on foreign currencies	-	174	-	174
Forward contracts on CPI	-	(119)	-	(119)
Available-for-sale financial assets
Unmarketable shares	-	-	9	9

	2,392	55	9	2,456

	March 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS
Financial assets held for trading
Monetary funds and ETFs	1,392	-	-	1,392
Marketable securities	925	-	-	925
Derivatives not used in hedging
Forward contracts on foreign currencies	-	228	-	228
Forward contracts on CPI	-	(154)	-	(154)
Other liabilities
Contingent consideration for a business combination	-	-	(101)	(101)
Available-for-sale financial assets
Unmarketable shares	-	-	9	9

	2,317	74	(92)	2,299

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 10 - Financial instruments (cont'd)

(3)	Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 4:

	March 31, 2015
	Maximum additional consideration under the agreement	Fair value
	(Unaudited)	(Unaudited)
	NIS	NIS
Additional consideration for tax synergy (first additional consideration)(A)	200	84
Additional consideration for the business results of DBS (second additional consideration) (B)	170	17
	370	101

A.	First additional consideration

The fair value of the first additional contingent consideration was calculated by an independent assessor, whose opinion is attached to Bezeq's financial statements as at March 31, 2015, based on a legal opinion on tax issues related to the possible merger between the Company and DBS. The legal opinion includes the probability of the chances and risks facing the Company regarding utilization of losses.

The estimated fair value of the contingent consideration will increase as the probability attributed to major risks in utilization of losses, as assessed in the legal opinion, decreases.

A 10% change in the probability attributed to major risks will result in a change of NIS 36 million in the first contingent consideration.

B.	Second additional consideration

The fair value of the first additional consideration was estimated by the assessor, whose opinion is attached to these financial statements, using the Monte Carlo simulation with risk neutral measure of the underlying asset which is the expected cash flow. The unobservable parameter that was used in the model and would have significantly changed the fair value is the expected cash flows in 2015-2017. To calculate the value of the second contingent consideration, a free cash flow was assumed as presented in the fair value assessment of Bezeq's holdings in DBS prior to gain of control as described in Note 4.C.

An increase of 10% in the expected cash flow will result in an increase of NIS 7 in the estimated contingent consideration.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Segment Reporting

A.	Operating Segments

	Three-month period ended March 31, 2015 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS
Revenue from external entities	1,042	709	368	440	49	(440)	2,168
Inter-segment revenues	71	18	25	-	4	(112)	6
Total revenue	1,113	727	393	440	53	(552)	2,174
Depreciation and amortization	176	104	32	76	3	48	439
Segment results - operating income (loss)	547	32	61	59	(2)	(191)	506
Finance income	44	17	3	42	4	42	152
Finance expenses	(98)	(3)	(4)	(104)	-	(40)	(249)
Total finance income (expense), net	(54)	14	(1)	(62)	4	2	(97)
Segment profit (loss) after finance expenses, net	493	46	60	(3)	2	(189)	409
Share in profit of equity-accounted investee	-	-	-	-	-	16	16
Segment profit (loss) before income tax	493	46	60	(3)	2	(173)	425
Income tax	126	10	16	-	-	(33)	119
Segment results - net profit (loss)	367	36	44	(3)	2	(140)	306

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

B.	Adjustments for segment reporting of profit or loss

Three months
period ended
March 31
2015
NIS
(Unaudited)
Profit or loss
Operating income for reporting segments	699
Elimination of expenses from a segment classified as an associate *	(59)
Financing expenses, net	(97)
Share in the losses of equity-accounted investees	16
Profit (loss) from operations classified in other categories	(2)
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(128)
Other adjustments	(4)
Consolidated profit before income tax	425

*
Bezeq's investment in DBS was accounted for using the equity method up to March 25, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 4 above. The Group reports on multi-channel TV as an operating segment without adjustment to ownership rates in each reporting period, as described in Note 4 to the annual financial statements.

Note 13 - Material events in the reporting period

A.
On March 23, 2015, Bezeq gained control in DBS Satellite Services (1998) Ltd. ("DBS") and consolidation started as at that date. Accordingly, the statement of financial position as at March 31, 2015 includes the assets and liabilities of DBS. Due to the proximity of the business combination to the date of the financial statements, the effect of the operating results of DBS on the Group's statement of income for the three months ended March 31, 2015 was insignificant and was included under "Share in losses of equity-accounted investees". For further information see Note 4 regarding discontinued operations.

B.
On August 10, 2014, the Company announced that its Board of Directors has approved the buyback of up to US$50 of its Notes. Through the end of the first quarter of 2015, the Company, purchased US$4 par value of the notes.

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Subsequent Events

A.
In April and May 2015, Bezeq entered into agreements with banks, whereby Bezeq received an undertaking from the banks to provide Bezeq the right to refinance its future debt in June 2016 in a total amount of NIS 900, with a duration of 4.6 years (payable in five equal annual payments commencing on June 1, 2019 through to June 1, 2023), bearing a fixed NIS unlinked interest rate of 3.7%.

The terms of the undertaking and the loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by Bezeq, as described in Note 12.B.6 to the annual financial statements, including the following: an undertaking to refrain from creating additional liens on the Bezeq's assets (with certain restrictions); an undertaking that if Bezeq assumes an undertaking towards a party in respect of compliance with financial covenants, Bezeq will also assume the same undertaking for this credit (subject to certain exceptions); and standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership), and cross default (with certain restrictions), which will also apply, with the required changes, to the period of the undertaking to provide credit.

B.
In April 2015, DBS issued additional Series B debentures by expanding the series, amounting to NIS 198. For information about the terms of the debentures, see Note 11.A to the Annual Financial Statements.

C.	During the second quarter of 2015 and until May 21, 2015, the Company purchased additional US$6 par value of its Notes.